UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Mar/2026 —

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B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS Accounting Standards. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with the IFRS Accounting Standards. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

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TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income taxes	6
Net Income attributable to shareholders of Petrobras	7

CAPITAL EXPENDITURES (CAPEX)	8

LIQUIDITY AND CAPITAL RESOURCES	9

CONSOLIDATED DEBT	10
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	11
LTM Adjusted EBITDA and LTM Net cash provided by operating activities - OCF	12
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	13

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Low Carbon Energies	16

GLOSSARY	17

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CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing on a monthly basis.

Key Financial Information

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Sales revenues	23,535	21,073	11.7
Cost of Sales	(12,195)	(10,685)	14.1
Gross profit	11,340	10,388	9.2
Income (expenses)	(3,492)	(3,112)	12.2
Net income attributable to the shareholders of Petrobras	6,199	5,974	3.8
Net cash provided by operating activities	8,399	8,498	(1.2)
Adjusted EBITDA	11,349	10,446	8.6
Average Brent crude (US$/bbl) (1)	80.61	75.66	6.5
Average Domestic basic oil products price (US$/bbl)	86.83	86.58	0.3
(1) Source: Refinitiv.
US$ million	03.31.2026	12.31.2025	Change (%)
Gross Debt	71,214	69,793	2.0
Net Debt	62,093	60,593	2.5
Net Debt/LTM Adjusted EBITDA ratio	1.43	1.42	0.7

Sales Revenues

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Diesel	6,743	6,570	2.6
Road-use diesel subsidy program (1)	128	-	-
Gasoline	2,923	2,964	(1.4)
Liquefied petroleum gas (LPG)	831	733	13.4
Jet fuel	1,179	1,123	5.0
Naphtha	472	410	15.1
Fuel oil (including bunker fuel)	163	165	(1.2)
Other oil products	849	931	(8.8)
Subtotal Oil Products	13,288	12,896	3.0
Natural gas	778	885	(12.1)
Crude oil	931	1,405	(33.7)
Renewables and nitrogen products	112	53	111.3
Breakage	36	48	(25.0)
Electricity	328	139	136.0
Services, agency and others	235	166	41.6
Total domestic market	15,708	15,592	0.7
Exports	7,602	5,369	41.6
Crude oil	5,715	3,810	50.0
Fuel oil (including bunker fuel)	1,541	1,184	30.2
Other oil products and other products	346	375	(7.7)
Sales abroad (2)	225	112	100.9
Total foreign market	7,827	5,481	42.8
Sales revenues	23,535	21,073	11.7

(1)     Established by Provisional Measure (MP) No. 1,340/2026, of the Brazilian Federal Government, enabling partial compensation to road-use diesel producers and importers who proves selling prices charged to distributors equal to or lower than the price determined in the MP.

(2)     Sales revenues from operations outside of Brazil, including trading and excluding exports.

Sales revenues were US$ 23,535 million for the period Jan-Mar/2026, a 11.7% increase (US$ 2,462 million) when compared to US$ 21,073 million for the period Jan-Mar/2025, mainly due to:

(i)	a US$ 1,905 million increase in exported crude oil revenues, which derives from a US$ 2,332 million increase in sales volumes, partly offset by a US$ 427 million decrease in the average price of crude oil exports. It is worth noting that the recent increase in oil prices had an immaterial impact in first-quarter revenues due to export pricing dynamics, whereby the definition of the price index and the pricing period may vary by negotiation and customer, particularly in the Asian market, destination for the majority of our exports, where pricing is typically based on quotations from the month prior to cargo arrival. Therefore, the increase in oil prices following the start of the conflict in the Middle East will be reflected in 2Q26 exported crude oil revenues;

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(ii)	a US$ 392 million increase in domestic market oil products revenues, which derives from a US$ 428 million increase in sales volumes, which was partially offset by a US$ 36 million decrease in average domestic basic oil products prices; and

(iii)	a US$ 357 million increase in exported fuel oil revenues, which derives from a US$ 183 million increase in sales volumes and a US$ 174 million increase in average price of fuel oil exports.

Cost of Sales

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Raw material, products for resale, materials and third-party services(1)	(5,260)	(5,099)	3.2
Acquisitions (including imports)	(3,426)	(3,579)	(4.3)
Crude oil	(2,162)	(2,116)	2.2
Oil products	(1,105)	(1,189)	(7.1)
Natural gas	(159)	(274)	(42.0)
Third-party services and others	(1,834)	(1,520)	20.7
Depreciation, depletion and amortization	(3,357)	(2,513)	33.6
Production taxes	(3,456)	(2,803)	23.3
Employee compensation	(521)	(399)	30.6
Inventory turnover	399	129	209.3
Total	(12,195)	(10,685)	14.1
(1) Includes short-term leases.

Cost of sales was US$ 12,195 million for the period Jan-Mar/2026, representing a 14.1% increase (US$ 1,510 million) compared to US$ 10,685 million in Jan-Mar/2025. This increase was mainly driven by a US$ 653 million increase in production taxes, mainly reflecting the higher average Brent crude prices, and a US$ 844 million increase in depreciation, depletion and amortization, mainly resulting from: (i) the start-up of the FPSOs Almirante Tamandaré (Búzios field, Santos basin) in February 2025 and Alexandre de Gusmão (Mero field, Campos basin) in May 2025; and (ii) an increase in depreciation of capitalized decommissioning costs, reflecting higher production and greater asset values in Jan-Mar/2026 compared to Jan-Mar/2025.

Income (Expenses)

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Selling expenses	(1,515)	(1,090)	39.0
General and administrative expenses	(479)	(444)	7.9
Exploration costs	(138)	(313)	(55.9)
Research and development expenses	(250)	(202)	23.8
Other taxes	(474)	(123)	285.4
Impairment (losses) reversals, net	417	(50)	-
Other income and expenses, net	(1,053)	(890)	18.3
Total	(3,492)	(3,112)	12.2

Selling expenses were US$ 1,515 million for the period Jan-Mar/2026, an 39.0% increase (US$ 425 million) compared to US$ 1,090 million for the period Jan-Mar/2025, mainly due to higher logistical expenses related to higher volumes of crude oil and fuel oil exports.

Exploration costs were US$ 138 million for the period Jan-Mar/2026, a 55.9% decrease (US$ 175 million) compared to US$ 313 million for the period Jan-Mar/2025, mainly due to a US$ 208 write-off of exploration expenditures related to blocks C-M-753 and C-M-789 in the Campos Basin, which was recognized in Jan-Mar/25 following management assessment that determined the projects were not economically feasible, leading to the decision to discontinue their development.

Other taxes were US$ 474 million for the period Jan-Mar/2026, a 285.4% increase (US$ 351 million) compared to US$ 123 million for the period Jan-Mar/2025, mainly due to:

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•	a US$ 122 million expense related to the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel, pursuant to Provisional Measure No. 1,340/2026. The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate. Ordinance of Ministry of Finance No. 674/1994, which provides for the payment of IE, establishes that the term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

•	a US$ 118 million expense related to the Company’s adherence, in March and April 2026, to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the State of Rio de Janeiro through Complementary Law No. 225/2025, with the purpose of settling ICMS-related tax contingencies.

Impairment reversals amounted to US$ 417 million for the period Jan-Mar/2026, mainly due to the Nitrogen Fertilizer Unit UFN-III, located in Três Lagoas/MS, in the amount of US$ 405 million, whose approval for project resumption resulted in an estimate of positive future cash generation for the asset, with an increase in its recoverable value, representing a US$ 467 million change compared to net impairment losses of US$ 50 million recorded in Jan-Mar/2025, relating to producing properties linked to oil and gas activities in Brazil.

Net finance income (expense)

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Finance income	334	297	12.5
Income from financial investments and Government Bonds	218	223	(2.2)
Other finance income	116	74	56.8
Finance expenses	(985)	(983)	0.2
Interest on finance debt	(553)	(466)	18.7
Unwinding of discount on lease liability	(677)	(622)	8.8
Capitalized borrowing costs	625	449	39.2
Unwinding of discount on the provision for decommissioning costs	(340)	(319)	6.6
Other finance expenses	(40)	(25)	60.0
Foreign exchange gains (losses) and inflation indexation charges	2,118	2,434	(13.0)
Foreign exchange gains (losses)	2,350	3,036	(22.6)
Real x U.S. dollar	2,311	3,077	(24.9)
Other currencies	39	(41)	-
Reclassification of hedge accounting to the Statement of Income	(507)	(722)	(29.8)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(57)	(64)	(10.9)
Recoverable taxes inflation indexation income	25	58	(56.9)
Other foreign exchange gains and indexation charges, net	307	126	143.7
Total	1,467	1,748	(16.1)

Net finance income amounted to US$ 1,467 million for the period Jan-Mar/2026, representing a decrease of US$ 281 million compared to a net finance income of US$ 1,748 million recorded in Jan-Mar/2025, mainly due to a foreign exchange gain - Real x U.S. dollar of US$ 2,311 million in Jan-Mar/2026, as compared to a US$ 3,077 million gain in Jan-Mar/2025 reflecting a 5.1% appreciation of the Real/US$ exchange rate in Jan-Mar/2026 (03/31/2026: R$ 5.22/US$, 12/31/2025: R$ 5.50/US$) compared to a 7.3% appreciation in Jan-Mar/2025 (03/31/2025: R$ 5.74/US$, 12/31/2024: R$ 6.19/US$).

Income taxes

Income tax was an expense of US$ 3,107 million in Jan-Mar/2026, compared to an expense of US$ 3,111 million in Jan-Mar/2025. The income tax expense remained at a similar level between the periods, despite the increase in net income before income taxes to US$ 9,325 million in Jan-Mar/2026, compared to US$ 9,106 million in Jan-Mar/2025. This increase resulted in nominal income taxes calculated based on the Brazilian statutory corporate income tax rate of 34% of US$ 3,170 million in Jan-Mar/2026, compared to US$ 3,096 million in Jan-Mar/2025.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 6,199 million for the period Jan-Mar/2026, a US$ 225 million increase compared to a net income attributable to shareholders of Petrobras of US$ 5,974 million for the period Jan-Mar/2025, mainly due to higher gross profit (US$ 11,340 million in Jan-Mar/2026 compared to US$ 10,388 million in Jan-Mar/2025), partially offset by higher expenses (US$ 3,492 million of expenses in Jan-Mar/2026 compared to US$ 3,112 million of expenses in Jan-Mar/2025) and lower net finance income (US$ 1,467 million of income in Jan-Mar/2026 compared to US$ 1,748 million of expenses in Jan-Mar/2025).

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CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Exploration and Production	4,463	3,502	27.4
Refining, Transportation and Marketing	503	405	24.2
Gas and Low Carbon Energies	68	55	23.6
Corporate and Other businesses	72	104	(30.8)
Total	5,106	4,066	25.6

In line with our Business Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Mar/2026, Capital Expenditures in the E&P segment totaled US$ 4,463 million, representing 87.4% of the CAPEX of the Company, a 27.4% increase when compared to US$ 3,502 million in Jan-Mar/2025, mainly due to the development of large projects in the pre-salt layer of the Santos Basin, especially in the Búzios and Sepia Fields, due to the progress in the construction works of the units, as well as in the Campos Basin projects, with the ramp-up of the Marlim Revitalization. CAPEX in Jan-Mar/2026 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 2.9 billion); (ii) the development of production in the pre-salt and post-salt layers of the Campos Basin (US$ 2.3 billion); and (iii) exploratory investments (US$ 0.3 billion).

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LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2026	Jan-Mar/2025
Adjusted Cash and Cash Equivalents at the beginning of the period	9,200	8,071
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(2,729)	(4,800)
Cash and cash equivalents at the beginning of the period	6,471	3,271
Net cash provided by operating activities	8,399	8,498
Acquisition of PP&E and intangibles assets	(4,513)	(3,962)
Acquisition of equity interests	(31)	-
Proceeds from disposal of assets – (Divestments)	250	463
Financial compensation from co-participation agreement	307	355
Dividends received	2	7
Divestment (investment) in financial investments	394	1,370
Net cash used in investing activities	(3,591)	(1,767)
(=) Net cash provided by operating and investing activities	4,808	6,731
Proceeds from finance debt	1,317	500
Repayments of finance debt	(1,269)	(969)
Net change in finance debt	48	(469)
Repayment of lease liability	(2,441)	(2,094)
Dividends paid to shareholders of Petrobras	(2,231)	(2,882)
Dividends paid to non-controlling interest	-	(26)
Changes in non-controlling interest	(136)	39
Net cash used in financing activities	(4,760)	(5,432)
Effect of exchange rate changes on cash and cash equivalents	51	125
Cash and cash equivalents at the end of the period	6,570	4,695
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	2,551	3,762
Adjusted Cash and Cash Equivalents at the end of the period	9,121	8,457

Reconciliation of Free Cash Flow
Net cash provided by operating activities	8,399	8,498
Acquisition of PP&E and intangible assets	(4,513)	(3,962)
Acquisition of equity interests	(31)	-
Free Cash Flow (1)	3,855	4,536

(1) Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of March 31, 2026, Cash and cash equivalents amounted to US$ 6,570 million and Adjusted Cash and Cash Equivalents totaled US$ 9,121 million.

In the three-month period ended March 31, 2026, we had net cash provided by operating activities of US$ 8,399 million and positive Free Cash Flow of US$ 3,855 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 250 million, financial compensation from co-participation agreements of US$ 307 million, dividends received of US$ 2 million, divestment in financial investments of US$ 394 million and proceeds from finance debt of US$ 1,317 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 1,269 million; (b) repayment of lease liability of US$ 2,441 million; (c) dividends paid to shareholders of Petrobras of US$ 2,231 million; and (d) acquisition of PP&E and intangibles assets of US$ 4,513 million.

In the three-month period ended March 31, 2026, the Company repaid several finance debts, in the total amount of US$ 1,269 million, notably: (i) US$ 757 million in the capital market; (ii) US$ 309 million in the banking market; (iii) US$ 163 million to export credit agencies; (iv) US$ 27 million to development banks; and (v) US$ 13 million to others.

In the three-month period ended March 31, 2026, the Company raised US$ 1,317 million, notably: (i) proceeds in the domestic banking market, in the amount of US$ 948 million; and (ii) proceeds in the export credit agencies, in the amount of US$ 365 million.

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CONSOLIDATED DEBT

Debt (US$ million)	03.31.2026	12.31.2025	Change (%)
Capital Markets	16,672	17,000	(1.9)
Banking Market	8,788	7,595	15.7
Development banks	550	532	3.4
Export Credit Agencies	1,409	1,189	18.5
Others	118	125	(5.6)
Finance debt	27,537	26,441	4.1
Lease liability	43,677	43,352	0.7
Gross Debt	71,214	69,793	2.0
Adjusted Cash and Cash Equivalents	9,121	9,200	(0.9)
Net Debt	62,093	60,593	2.5
Leverage: Net Debt / (Net Debt + Market Capitalization)	33%	45%	(26.7)
Average interest rate (% p.a.)	6.8	6.7	1.5
Weighted average maturity of outstanding debt (years)	11.33	11.70	(3.2)

As of March 31, 2026, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased by 2.0% (US$ 1,421 million) to US$ 71,214 million as of March 31, 2026 from US$ 69,793 million as of December 31, 2025, due to: (i) higher finance debt (a US$ 1,096 million increase), mainly due to the proceeds in the domestic banking market, in the amount of US$ 948 million; and to (ii) higher lease liabilities in the period (a US$ 325 million increase). Gross Debt was maintained lower than the maximum level of US$ 75,000 million, with convergence to the level of US$ 65,000 million defined in the 2026-2030 Business Plan, mainly due to debt prepayments and scheduled repayments.

As of March 31, 2026, Net Debt increased by 2.5% (US$ 1,500 million), reaching US$ 62,093 million, compared to US$ 60,593 million as of December 31, 2025, mainly due to a US$ 1,421 million increase in gross debt.

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RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance income (expense), income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Net income	6,218	5,995	3.7
Net finance income (expense)	(1,467)	(1,748)	(16.1)
Income taxes	3,107	3,111	(0.1)
Depreciation, depletion and amortization	4,111	3,247	26.6
Results in equity-accounted investments	(10)	(82)	(87.8)
Impairment losses (reversals)	(417)	50	-
Results on disposal/write-offs of assets	(75)	(57)	31.6
Results from co-participation agreements in bid areas	(118)	(70)	68.6
Adjusted EBITDA	11,349	10,446	8.6
Allowance (reversals) for credit loss on trade and other receivables	(8)	(20)	(60.0)
Trade and other receivables	(245)	172	-
Inventories	(778)	(359)	116.7
Trade payables	(284)	(543)	(47.7)
Taxes payable (1)	(1,083)	(1,466)	(26.1)
Others	(552)	268	-
Net cash provided by operating activities – OCF	8,399	8,498	(1.2)
(1) Composed of other taxes payable and Income taxes paid.

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LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	03.31.2026	12.31.2025	Jan-Mar/2026	Oct-Dec/2025	Jul-Sep/2025	Apr-Jun/2025
Net income	19,943	19,720	6,218	2,915	6,053	4,757
Net finance income (expense)	(453)	(734)	(1,467)	2,300	(271)	(1,015)
Income taxes	7,071	7,075	3,107	80	2,230	1,654
Depreciation, depletion and amortization	16,011	15,147	4,111	4,092	4,111	3,697
Results in equity-accounted investments	124	52	(10)	217	(36)	(47)
Impairment losses (reversals)	1,052	1,519	(417)	1,566	(287)	190
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	1	1	-	1	-	-
Results on disposal/write-offs of assets	(38)	(20)	(75)	61	(10)	(14)
Results from co-participation agreements in bid areas	(285)	(237)	(118)	(125)	(62)	20
Adjusted EBITDA	43,426	42,523	11,349	11,107	11,728	9,242
Allowance (reversals) for credit loss on trade and other receivables	92	80	(8)	41	2	57
Trade and other receivables	(888)	(471)	(245)	3	(596)	(50)
Inventories	(1,276)	(857)	(778)	303	(307)	(494)
Trade payables	1,327	1,068	(284)	1,208	(58)	461
Taxes payable	(5,814)	(6,197)	(1,083)	(1,809)	(1,206)	(1,716)
Others	(919)	(99)	(552)	(691)	293	31
Net cash provided by operating activities - OCF	35,948	36,047	8,399	10,162	9,856	7,531

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Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Business Plan 2026-2030 defines US$ 75 billion as the maximum level for our Gross Debt, with convergence to the level of US$ 65 billion.

The following table presents the reconciliation of these metrics to the most directly comparable measures derived from the IFRS Accounting Standards captions:

	US$ million

	03.31.2026	12.31.2025
Cash and cash equivalents	6,570	6,471
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	2,551	2,729
Adjusted Cash and Cash equivalents	9,121	9,200
Finance debt	27,537	26,441
Lease liability	43,677	43,352
Current and non-current debt - Gross Debt	71,214	69,793
Net Debt	62,093	60,593

Net cash provided by operating activities - LTM OCF	35,948	36,047
Allowance for credit loss on trade and other receivables	(92)	(80)
Trade and other receivables	888	471
Inventories	1,276	857
Trade payables	(1,327)	(1,068)
Taxes payable	5,814	6,197
Others	919	99
LTM Adjusted EBITDA	43,426	42,523
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.80	1.76
Net Debt/LTM Adjusted EBITDA ratio	1.43	1.42

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RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Sales revenues	15,996	15,067	6.2
Gross profit	7,854	8,270	(5.0)
Income (Expenses)	(537)	(738)	(27.2)
Operating income	7,317	7,532	(2.9)
Net income attributable to the shareholders of Petrobras	4,845	4,987	(2.8)
Average Brent crude (US$/bbl)	80.61	75.66	6.5
Production taxes – Brazil	3,455	2,800	23.4
Royalties	2,219	1,805	22.9
Special Participation	1,226	987	24.2
Retention of areas	10	8	25.0

[1]

In the period Jan-Mar/2026, the gross profit for the E&P segment was US$ 7,854 million, a decrease of 5.0% compared to the period Jan-Mar/2025, mainly due to increased production taxes reflecting higher Brent prices and production costs.

Operating income was US$ 7,317 million in the Jan-Mar/2026 period, a decrease of 2.9% compared to the period Jan-Mar/2025, mainly due to the lower gross profit partially offset by lower operating expenses resulting in a reduction in exploration expenses due to the write-off of Blocks CM-753 and CM-789 that occurred in the same quarter last year.

In the period Jan-Mar/2026, the production taxes were US$ 3,455 million, an increase of 23.4% compared to the period from Jan-Mar/2025 caused primarily by higher prices.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Crude oil, NGL and natural gas – Brazil (1)	3,197	2,747	16.4
Crude oil and NGL (mbbl/d)	2,583	2,221	16.3
Natural gas (mboed)	613	526	16.5
Crude oil, NGL and natural gas – Abroad	28	31	(9.7)
Total (mboed)	3,225	2,778	16.1

(1) There were adjustments in the LPG production volumes from January to July 2025, due to the reprocessing of LPG data from the Boaventura Energy Complex.

Production of crude oil, NGL and natural gas was 3,225 mboed in the period Jan-Mar/2026, representing an increase of 16.1% compared to Jan-Mar/2025, mainly due to: (i) the ramp-up of the FPSOs Almirante Tamandaré, Marechal Duque de Caxias, Maria Quitéria, Anita Garibaldi, and Anna Nery; (ii) start of production of the FPSOs Alexandre de Gusmão and P-78; (iii) new wells from complementary projects in the Campos and Santos Basins; (iv) higher operational efficiency and lower volume of losses due to maintenance stoppages in Santos Basin; (v) higher NGL production.
These factors were partially offset by the natural decline in production.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Sales revenues	22,297	19,989	11.5
Gross profit	4,525	1,211	273.7
Income (Expenses)	(1,006)	(736)	36.7
Operating income	3,519	475	640.8
Net income attributable to the shareholders of Petrobras	2,300	367	526.7
Average refining cost (US$ / barrel) – Brazil	3.25	2.62	24.0
Average domestic basic oil products price (US$/bbl)	86.83	86.58	0.3

In the period Jan-Mar/2026, Refining, Transportation and Marketing gross profit increased US$ 3,314 million compared to the period Jan-Mar/2025, primarily driven by higher international margins on diesel and the effect of the realization of inventory acquired at lower prices, before the increase in Brent crude price during Jan-Mar/2026. Operating income growth for the period primarily reflects the gross profit increase, partially mitigated by higher expenses.

The average refining cost in the period Jan-Mar/2026 was US$ 3.25/bbl, up 24.0% from Jan-Mar/2025, primarily due to inflationary effects on personnel costs related to the collective labor agreement and refinery revitalization activities, compounded by local currency appreciation in 2026. This increase was partially offset by higher oil processing volumes.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Total production volume	1,816	1,706	6.4
Domestic sales volume	1,745	1,696	2.9
Crude distillation capacity	1,813	1,813	-
Refining plants utilization factor (1)	95%	90%	5.5
Average crude oil throughput	1,698	1,618	4.9
Average NGL throughput	48	44	9.1
Domestic crude oil over average crude oil throughput (1)	92%	92%	-

(1) Changes presented in percentage points.

Domestic sales in the period Jan-Mar/2026 were 1,745 mbbl/d, an increase of 2.9% compared to the period Jan-Mar/2025.

Gasoline sales volume rose 3.8% in Jan-Mar/2026 compared to Jan-Mar/2025 mainly due to the increase in total demand for Otto cycle fuels and a higher share of gasoline compared to ethanol. Jet Fuel sales grew 9.6% due to the increase in economic activity boosting tourism and business travel, combined with real exchange rate appreciation. Diesel sales volume grew by 0.8% in Jan-Mar/2026 compared to Jan-Mar/2025, as a result of growth in economic activity, expansion in retail trade, and reduced sales from other producers.

Total oil products output for the period Jan-Mar/2026 was 1,816 mbbl/d, representing a 6.4% increase compared to Jan-Mar/2025. In the first three months of 2026, the utilization factor of our refineries was 5 percentage points higher year-over-year, reflecting stronger regional demand amid geopolitical tensions in the Middle East. This increase occurred against a comparatively reduced crude throughput in 2025, which was impacted by the scheduled turnaround at Abreu e Lima Refinery (Northeastern Brazil) during the first quarter of 2025.

14

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Sales revenues	2,205	1,860	18.5
Gross profit	989	735	34.6
Income (expenses)	(821)	(779)	5.4
Operating income (loss)	168	(44)	-
Net income (loss) attributable to the shareholders of Petrobras	120	(28)	-
Average natural gas sales price – Brazil (US$/bbl)	52.04	56.75	(8.3)

In Jan-Mar/2026, the gross profit increased 34.6% in relation to Jan-Mar/2025, reflecting greater supply of domestic natural gas and higher sales of gas and energy.

The operating income in Jan-Mar/2026 also increased in relation to Jan-Mar/2025, due to higher gross profit, despite higher operating expenses as a result of exchange rate variation.

Operational information

	Jan-Mar/2026	Jan-Mar/2025	Change (%)
Capacity obligation awarded in the Capacity Reserve Auction (MW) (1)	1,120	-	-
Sale of Thermal Availability at Auction (ACR)- Average MW	568	714	(20.4)
Sale of electricity - average MW	1,207	606	99.2
National gas delivered - million m³/day	39	29	34.5
Regasification of liquefied natural gas - million m³/day	-	1	-
Import of natural gas from Bolivia - million m³/day	7	11	(36.4)

(1) Effective as of August 2025, according to the First Capacity Reserve Auction held in 2021.

The start-up of the Ibirité and Termorio thermal power plants occurred ahead of schedule in August 2025, making capacity available to meet the contracts awarded in 2021 Capacity Reserve Auction.

 In Jan-Mar/2026, Petrobras’ thermal availability sales decreased by 20.4% compared to Jan-Mar/2025, due to the expiration of contracts. In the same period, energy sales increased by 99.2%, mainly driven by the optimization of the natural gas supply portfolio and the need to meet third-party steam demand.

On the natural gas supply side, domestic gas production in Jan-Mar/2026 grew 34.5% due to availability of gas from the Rota 3 gas pipeline and the operation of the Itaboraí gas processing unit. As a result of the increased supply of domestic production, there was a decrease in natural gas imports.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with the IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS Accounting Standards.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with the IFRS Accounting Standards. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer